UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ATLAS RESOURCE PARTNERS, L.P.

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

04941A 101

(CUSIP Number)

Atlas Energy, L.P.

Park Place Corporate Center

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

800-251-0171

with a copy to:

Lisa Washington

Chief Legal Officer and Secretary

Atlas Energy, L.P.

1845 Walnut Street, Suite 1000

Philadelphia, PA 19103

(215) 717-3387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

13D

CUSIP No. 04941A 101	Page 2 of 7 Pages

1	Name of reporting persons S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Atlas Energy, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* BK
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 25,274,968
	8	Shared voting power -0-
	9	Sole dispositive power 25,274,968
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 25,274,968
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 39.6%
14	Type of reporting person (see instructions) PN

Item 1. Security and Issuer.

This statement relates to the common units representing limited partner interests (the “Common Units”) of Atlas Resource Partners, L.P. (the “Partnership”), which has its principal executive offices at Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, PA 15275. The total number of Common Units reported as beneficially owned in this Schedule 13D is 25,274,968, which constitutes approximately 39.6% of the total number of Common Units outstanding on a diluted basis.

Item 2. Identity and Background.

This statement is filed by Atlas Energy, L.P., a Delaware limited partnership (the “Reporting Person”) and the sole member of the Partnership’s general partner. The Reporting Person is an energy company engaged in the development and production of natural gas and oil and its principal office is located at Park Place Corporate Center One, 1000 Commerce Drive, Suite 400, Pittsburgh, PA 15275.

Annex I hereto sets forth the name, business address, title, present principal occupation or employment and principal business of any corporation or other organization in which such employment is conducted and citizenship of each director and executive officer of the Reporting Person. The information set forth in Annex I hereto is incorporated herein by reference.

During the last five years, the Reporting Person has not, and, to the best of the Reporting Person’s knowledge, no person listed in Annex I hereto has been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, the Reporting Person has not, and, to the best of the Reporting Person’s knowledge, no person listed in Annex I hereto has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds of Other Consideration.

On July 31, 2013, the Reporting Person entered into a Term Loan Credit Agreement with Deutsche Bank AG New York Branch, as lender and administrative agent. The Reporting Person utilized a portion of the term loan to fund the acquisition of 3,749,986 Class C Convertible Preferred Units of the Partnership (the “Preferred Units”) and 562,497 warrants to purchase Common Units of the Partnership (the “Warrants”) in accordance with the Class C Preferred Unit Purchase Agreement dated as of June 9, 2013 between the Partnership and the Reporting Person. The Preferred Units and Warrants were purchased for an aggregate of approximately $86.6 million.

Item 4. Purpose of Transaction.

The Reporting Person acquired its beneficial ownership of the Partnership for investment purposes, however the Reporting Person may be deemed to control the Partnership by virtue of the Reporting Person’s ownership of the Partnership’s general partner.

The Reporting Person has no plans or proposals which relate or would result in:

(a) The acquisition by any person of additional securities of the Partnership, or the disposition of the securities of the Partnership;

(b) An extraordinary corporate transaction such as a merger, reorganization, or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Partnership or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Partnership, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Partnership;

(f) Any other material change in the Partnership’s business or corporate structure;

(g) Changes in the Partnership’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person;

(h) Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns 25,274,968 Common Units, representing approximately 39.6% of the outstanding Common Units on a diluted basis. Of these Common Units, 3,749,986 are Preferred Units which may be converted by the Reporting Person into Common Units at any time on a one-for-one basis, and 562,497 are Warrants, which are exercisable into Common Units on a one-for-one basis beginning on October 29, 2013. The denominator used to calculate the foregoing percentage is the number of Common Units outstanding as of August 7, 2013, as reported by the Partnership’s transfer agent, together with the number of Common Units into which the Preferred Units and Warrants are convertible or exercisable.

(b) The information set forth in Item 5(a) of this Schedule 13D is incorporated herein by reference. The Reporting Person has sole voting power and sole dispositive power over 25,274,968 Common Units, and does not have shared voting power or shared dispositive power over any Common Units.

(c) The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The 25,274,968 Common Units held by the Reporting Person were all acquired in private placement transactions and all are restricted securities. All Common Units and Preferred Units held by the Reporting Person are pledged as collateral under the Reporting Person’s existing credit facilities. Certain transfer restrictions on the Reporting Person’s Common Units and registration rights granted by the Partnership are set forth in the Amended and Restated Limited Partnership Agreement of the Partnership, as amended, which is incorporated herein by reference. The Common Units underlying the Preferred Units and Warrants are subject to a registration rights agreement which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on March 14, 2012.

Exhibit B:	Amendment No. 1 to Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on July 26, 2012.

Exhibit C:	Amendment No. 2 to Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on August 6, 2013.

Exhibit D:	Credit Agreement dated as of July 31, 2013 among the Reporting Person, the lenders party thereto, Deutsche Bank and Wells Fargo Securities, filed as an exhibit to the Reporting Person’s Current Report on Form 8-K filed on August 6, 2013.

Exhibit E:	Registration Rights Agreement dated July 31, 2013 between the Partnership and the Reporting Person, filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on August 6, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2013

ATLAS ENERGY, L.P.
By:	Atlas Energy GP, LLC, its general partner

	By:	/s/ Lisa Washington
	Name:	Lisa Washington
	Title:	Vice President, Chief Legal Officer and Secretary

ANNEX I

Executive Officers and Directors of the General Partner of Atlas Energy, L.P.

Each director and executive officer listed in the table below is a citizen of the United States.

Name	Business Address	Title	Principal Occupation and Employer (if different from previous)
Edward E. Cohen	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Chief Executive Officer and President	Not applicable.
Jonathan Z. Cohen	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Executive Chairman of the Board	Chief Executive Officer and President of Resource America, Inc. and Resource Capital Corp.
Carlton M. Arrendell	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Director	Chief Investment Officer and Vice President Full Spectrum of NY LLC,
Mark C. Biderman	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Director	Retired
Harvey G. Magarick	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Director	Consultant
Dennis A. Holtz	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Director	Retired
Ellen F. Warren	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Director	President OutSource Communications
Matthew A. Jones	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Senior Vice President	Not applicable.
Freddie M. Kotek	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Senior Vice President	Not applicable.
Sean P. McGrath	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Chief Financial Officer	Not applicable.
Eugene Dubay	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Senior Vice President	Not applicable.
Jeffrey M. Slotterback	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Chief Accounting Officer	Not applicable.
Lisa Washington	1000 Commerce Drive Suite 400 Pittsburgh, PA 15275	Vice President, Chief Legal Officer and Secretary	Not applicable.

EXHIBIT INDEX

Exhibit A:	Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on March 14, 2012.

Exhibit B:	Amendment No. 1 to Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on July 26, 2012.

Exhibit C:	Amendment No. 2 to Amended and Restated Limited Partnership Agreement of Atlas Resource Partners, L.P., filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on August 6, 2013.

Exhibit D:	Credit Agreement dated as of July 31, 2013 among the Reporting Person, the lenders party thereto, Deutsche Bank and Wells Fargo Securities, filed as an exhibit to the Reporting Person’s Current Report on Form 8-K filed on August 6, 2013.

Exhibit E:	Registration Rights Agreement dated July 31, 2013 between the Partnership and the Reporting Person, filed as an exhibit to the Partnership’s Current Report on Form 8-K filed on August 6, 2013.